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                                   EXHIBIT 11
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                                   EXHIBIT 11

                 STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                         COLUMBIA BANKING SYSTEM, INC.



(in thousands, except per share data)                                   1996         1995          1994
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EARNINGS
Net income (loss) applicable to common stock                           $3,577       $2,755        ($614)
Interest on convertible subordinated notes, net of
    income tax effects--Note 1
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         Pro forma net income (loss) available to common stock         $3,577       $2,755        ($614)
========================================================================================================


SHARES
Weighted average number of common and common
    equivalent shares outstanding                                      3,866         3,496        3,481
Additional shares assuming conversion of convertible
    subordinated notes--Note 1
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         Pro forma shares                                              3,866         3,496        3,481
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         Fully diluted earnings (loss) per share                       $0.92         $0.79       ($0.18)
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



Note 1. Earnings (loss) per share and fully diluted earnings (loss) per share are the same for the years ended December 31, 1995 and 1994. The inclusion of convertible subordinated notes would produce an antidilutive effect and therefore have not been included in the above presentation. Additional average shares, assuming the conversion of convertible subordinated notes which are not included, represent 243,011 and 246,619 shares for the years ended December 31, 1995 and 1994, respectively. The related interest expense on these notes (net of income tax effects) was $244,870 and $246,009 for the years ended December 31, 1995 and 1994, respectively.

On June 3, 1996, the Company gave notice that it would redeem all of its issued and outstanding 7.85% Convertible Subordinated Notes (the "Notes") on August 1, 1996. The Notes were convertible on whole or in part, in multiples of $1,000 principal amount, at 100% of the principal amount of the Note (or portion thereof), at the conversion price per share of common stock of $10.56. Prior to August 1, 1996, all of the Notes were converted into 223,743 shares of common stock.

For additional information on earnings per share, please see the "Capital" section of the "Management Discussion and Analysis of Financial Condition and Results of Operations" beginning at page 31 of the Annual Report, which is incorporated herein by reference.